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                            May 28, 2021

       David A. Steinberg
       Chief Executive Officer and Chairperson
       Zeta Global Holdings Corp.
       3 Park Ave, 33rd Floor
       New York, NY, 10016

                                                        Re: Zeta Global
Holdings Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 20, 2021
                                                            File No. 333-255499

       Dear Mr. Steinberg:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No 2 to Registration Statement on Form S-1

       Prospectus Summary
       Summary Risk Factors, page 8

   1. Please revise here to include a summary of the risks related to the material weaknesses identified in your
internal control over financial reporting. Refer to Item 105(b) of
                                                        Regulation S-K. Also,
revise your disclosures related to such weaknesses to clarify what is meant by "lack of
contemporaneous documentation and accounting analysis."

       Use of Proceeds, page 46

   2.                                                   Please disclose
throughout the prospectus that you are repurchasing the Class B shares and
                                                        Class B restricted
stock from your CEO, David Steinberg.
 David A. Steinberg
Zeta Global Holdings Corp.
May 28, 2021
Page 2
Certain Relationships and Related Party Transactions
Stock Repurchase
Treatment of Directors' Restricted Stock in Connection with this Offering, page 119

3. Please disclose the value of your officers' and directors' restricted stock awards that are vesting in connection with the offering based upon the IPO price. Principal and Selling Stockholders, page 120

4. It appears you intend to disclose the shares being offered by selling stockholders in footnotes to the table on page 121. Please include these shares in the table itself or clearly indicate which persons listed in the table are selling stockholders and that the beneficial ownership amounts after the offering reflect the sale of shares by the selling stockholders.
Notes to Interim Consolidated Financial Statements
Note 11. Stock-based Compensation, page F-58

5. We note that there were 80,229,596 nonvested restricted shares outstanding as of
      December 31, 2020. Please tell us how this compares to the 70,611,337 nonvested restricted shares at March 31, 2021 and revise to include a rollforward reconciliation that reflects the various items impacting such shares.
        You may contact David Edgar, Senior Staff Accountant, at 202-551-3459 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid A. Steinberg
                                                             Division of
Corporation Finance
Comapany NameZeta Global Holdings Corp.
                                                             Office of
Technology
May 28, 2021 Page 2
cc:       Joel H. Trotter, Esq.
FirstName LastName